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                                              January 15, 2002
VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Sherwood Brands, Inc.
          Registration Statement on Form S-3
          File No. 333-75074

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sherwood Brands, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-75074) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to the fact that the Company has decided to file a post-effective amendment to a previously filed registration statement (Form SB-2, File Number 333-44655) in lieu thereof. We hereby advise you that none of the securities covered by the Registration Statement have been offered or sold. Please note that the Company has paid a registration fee in the amount of $1,597.57 in connection with the filing of the Registration Statement.

                                    Very truly yours,

                                    SHERWOOD BRANDS, INC.

                                    /s/ Uziel Frydman
                                    ------------------------------------
                                    Uziel Frydman
                                    Chief Executive Officer and President